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                             March 23, 2022

       Meg O   Neill
       Chief Executive Officer
       Woodside Petroleum Ltd.
       Mia Yellagonga, 11 Mount St.
       Perth, Western Australia 6000
       Australia

                                                        Re: Woodside Petroleum
Ltd.
                                                            Amendment No. 2 to
Draft Registration Statement of Form F-4
                                                            Submitted March 9,
2022
                                                            CIK No. 0000844551

       Dear Ms. O   Neill:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Statements
       Unaudited Pro Forma Condensed Combined Statement of Cash Flows, page 127

   1. We note in response to prior comment nine, you have provided revised schedules at page
                                                        128 to support BHP
Petroleum's historical profit and loss results for the twelve months ended December 31,
2021. Please provide similar footnote disclosure to support the amounts derived for BHP
Petroleum for the twelve months ended December 31, 2021 in
                                                        your pro forma
condensed combined statement of cash flows.
   2. We note there is no transaction adjustment related to the impairment losses line item in
 Meg O   Neill
FirstName  LastNameMeg
Woodside Petroleum  Ltd. O   Neill
Comapany
March      NameWoodside Petroleum Ltd.
       23, 2022
March2 23, 2022 Page 2
Page
FirstName LastName
         your pro forma condensed combined statement of cash flows. Please explain why you referenced footnote 3(m) to this line item or revise accordingly. Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 Unaudited Pro Forma Supplemental Oil and Natural Gas Reserves Information, page 137

3. Expand the disclosure relating to the tabular reconciliation of the changes in total proved developed and undeveloped reserves to include an explanation for the line items that represent a significant change so that the change in net reserves between periods is fully explained, e.g. the change relating to extensions/discoveries that occurred in the year ended December 31, 2021 for both Woodside and BHP Petroleum. This comment also
         applies to the comparable disclosure relating to the    Merged Group
Reserves    beginning
         on page 218. Refer to FASB ASC 932-235-50-5.
Business and Certain Information About Woodside
Reserves and Resources
Woodside Petroleum Reserves
2021 Proved Undeveloped Reserves, page 178

4. You disclose that 58.6 MMBoe of Woodside's proved undeveloped reserves as of
         December 31, 2020 were converted to proved developed during 2021. Expand your disclosure to include the dollar amount of capital incurred to convert these reserves. Refer to Item 1203(c) of Regulation S-K.
Audited Consolidated Financial Statements of Woodside Petroleum Ltd. Supplementary Oil and Gas Information - Unaudited
Results of operations from oil and gas producing activities, page F-82

5. We note you present a negative result for the 2021 year in your table of results of operations from oil and gas producing activities at page F-82, however the sum of the amounts appear to indicate a positive result. Please advise or revise. You may contact Sandra Wall, Petroleum Engineer, at 202-551-6001 or John
Hodgin,
Petroleum Engineer, at 202-551-3699 on engineering matters. Please contact Joanna Lam, Staff
Accountant, at 202-551-3476 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at 202-551-3271, or Loan Lauren Nguyen, Legal
Branch Chief, at 202-551-3642 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
 Meg O   Neill
Woodside Petroleum Ltd.
FirstName
March 23, 2022 LastNameMeg O   Neill
Comapany
Page    3      NameWoodside Petroleum Ltd.
March 23, 2022 Page 3
cc:       Scott D. Rubinsky
FirstName LastName